FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of February 21st, 2024

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö    Form 40-F ____

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing 2023 Fourth Quarter and Annual Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2024

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris Announces 2023 Fourth Quarter and Annual Results

The financial and operational information contained in this press release is based on audited consolidated financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS Accounting Standards. Additionally, this press release includes non-IFRS alternative performance measures i.e., EBITDA, Free Cash Flow, Net cash / debt and Operating working capital days. See exhibit I for more details on these alternative performance measures.

Luxembourg, February 21, 2024. - Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) (“Tenaris”) today announced its results for the fourth quarter and year ended December 31, 2023 with comparison to its results for the fourth quarter and year ended December 31, 2022.

Summary of 2023 Fourth Quarter Results

	4Q 2023	3Q 2023		4Q 2022
Net sales ($ million)	3,415	3,238	5%	3,620	(6%)
Operating income ($ million)	819	868	(6%)	1,013	(19%)
Net income ($ million)	1,146	547	110%	803	43%
Shareholders’ net income ($ million)	1,129	537	110%	807	40%
Earnings per ADS ($)*	1.92	0.91	110%	1.37	40%
Earnings per share ($)*	0.96	0.46	110%	0.68	40%
EBITDA ($ million)	975	1,004	(3%)	1,269	(23%)
EBITDA margin (% of net sales)	28.6%	31.0%		35.1%

*For the calculation of per share and per ADS data we have used average number of shares outstanding excluding treasury shares.

Our sales in the fourth quarter of 2023 rose 5% sequentially, boosted by a high level of shipments to the Middle East and for offshore pipeline projects, together with the inclusion of our newly acquired Shawcor pipe coating business, which offset the ongoing pricing declines in the Americas. Our EBITDA at $975 million declined mainly due to lower average selling prices in the Americas. Our net income of the quarter, of $1.1 billion was positively affected by: i)$167 million higher result from non-consolidated companies; ii) $26 million higher financial results and iii) net deferred tax gain of $360 million.

Our free cash flow for the quarter amounted to $669 million after capex payments of $167 million. Additionally, during the quarter we paid $161 million (net of cash) for the acquisition of the Shawcor pipe coating business from Mattr. Following dividend payments of $235 million and $214 million spent on share buybacks during the quarter, our net cash position increased to $3.4 billion at December 31, 2023.

Summary of 2023 Annual Results

	12M 2023	12M 2022	Increase/(Decrease)
Net sales ($ million)	14,869	11,763	26%
Operating income ($ million)	4,316	2,963	46%
Net income ($ million)	3,958	2,549	55%
Shareholders’ net income ($ million)	3,918	2,553	53%
Earnings per ADS ($)*	6.65	4.33	53%
Earnings per share ($)*	3.32	2.16	54%
EBITDA ($ million)	4,865	3,648	33%
EBITDA margin (% of net sales)	32.7%	31.0%

*For the calculation of per share and per ADS data we have used average number of shares outstanding excluding treasury shares.

In 2023, our net sales, EBITDA and net income reached record levels. The year was characterized by a first half, in which prices in the Americas reached exceptional levels and we had a high level of pipeline shipments in Argentina, and a second half, in which prices in the Americas started to return to more normal levels while overall sales were supported by good activity and pricing levels in the Middle East and for offshore pipelines.

Operating margins expanded reflecting the higher prices realized on the sales of most of our products, which more than compensated for higher costs of goods sold.

Net income benefited from a net positive deferred tax effect of $194 million as well as positive financial results of $221 million.

Operating cash flow for the year amounted to $4,395 million (including a $182 million reduction in working capital). After capital expenditures of $619 million, business acquisitions of $266 million, dividend payments of $637 million and $214 million spent on share buybacks, our net cash position increased to a record level of $3.4 billion at the end of the year.

Market Background and Outlook

In an environment where oil prices remain relatively stable, oil supply and demand is balanced, and the long term outlook for natural gas, especially LNG, is promising, drilling activity in North America is stabilizing, while continuing to increase in the Middle East and offshore. In this context, and considering our expanded perimeter, with our recent acquisition of the Shawcor pipe coating business, we expect that, in the first half of 2024, our sales will be in line with those of the second half of 2023.

After the exceptional levels they reached in the post-Covid recovery, tubular price levels and margins in the Americas have returned to sustainable levels and should stabilize in the coming months. Prices and margins in the rest of the world should remain at good levels supported by strong demand for offshore operations and pipeline projects.

In Latin America, fundamental conditions remain favorable for the continued expansion of drilling activity and tubular demand, but the high level of political and economic volatility may affect these prospects.

Annual Dividend Proposal; Second Tranche of Share Buyback Program

Upon approval of the Company´s annual accounts in March 2024, the board of directors intends to propose, for approval of the annual general shareholders’ meeting to be held on April 30, 2024, the payment of a dividend per share of $0.60 (in an aggregate amount of approximately $700 million), which would include the interim dividend per share of $0.20 (approximately $235 million) paid in November 2023. If the annual dividend is approved by the shareholders, a dividend of $0.40 per share ($0.80 per ADS), or approximately $465 million, will be paid on May 22, 2024, with an ex-dividend date on May 20, 2024 and record date on May 21, 2024.

The second $300 million tranche of the Company’s previously announced $1.2 billion share buyback program is expected to begin on Monday, February 26, 2024.

Analysis of 2023 Fourth Quarter Results

Tubes Sales volume (thousand metric tons)	4Q 2023	3Q 2023		4Q 2022
Seamless	760	744	2%	809	(6%)
Welded	246	169	45%	156	58%
Total	1,006	913	10%	965	4%

Tubes	4Q 2023	3Q 2023		4Q 2022
(Net sales - $ million)
North America	1,501	1,700	(12%)	2,105	(29%)
South America	590	608	(3%)	802	(26%)
Europe	302	231	30%	185	63%
Asia Pacific, Middle East and Africa	805	556	45%	373	116%
Total net sales ($ million)	3,198	3,095	3%	3,466	(8%)
Operating income ($ million)	780	841	(7%)	980	(20%)
Operating margin (% of sales)	24.4%	27.2%		28.3%

Net sales of tubular products and services increased 3% sequentially but declined 8% year on year. Volumes increased 10% sequentially but average selling prices decreased 6%. In North America, sales decreased 12% sequentially reflecting lower prices and a decline in activity in the U.S. onshore market. In South America sales decreased 3% sequentially, mainly due to lower prices of OCTG in Argentina. In Europe sales increased 30% sequentially due to higher sales for offshore line pipe products in Norway. In the Asia Pacific, Middle East and Africa sales increased 45% reflecting higher sales in Saudi Arabia and for offshore line pipe projects in Qatar and sub-Saharan Africa.

Operating income from tubular products and services, amounted to $780 million in the fourth quarter of 2023, compared to $841 million in the previous quarter and $980 million in the fourth quarter of 2022. During the quarter the operating margin decreased following a 6% decrease in average selling prices only partially compensated by a decrease in average tubes cost of 4%.

Others	4Q 2023	3Q 2023		4Q 2022
Net sales ($ million)	217	143	52%	154	41%
Operating income ($ million)	39	27	45%	33	19%
Operating margin (% of sales)	18.1%	19.0%		21.4%

Net sales of other products and services increased 52% sequentially and 41% year on year. The sequential increase is mainly explained by the consolidation of sales in December 2023 of the newly acquired coating business which contributed $77 million, largely related to a major project in Altamira, Mexico.

Selling, general and administrative expenses, or SG&A, amounted to $471 million (13.8% of net sales), compared to $433 million (13.4%) in the previous quarter and $454 million (12.6%) in the fourth quarter of 2022. The increase in SG&A is mainly related to higher labor costs and the integration of the newly acquired coating business headcount and amortizations.

Other operating result amounted to a $5 million loss in the fourth quarter of 2023, compared with a $36 million gain in the previous quarter and a $12 million loss in the fourth quarter of 2022. The previous quarter gain was mainly related to a non-recurring gain of $32 million corresponding to the transfer of court awards related to the Company’s Venezuelan nationalized assets.

Financial results were a gain of $93 million in the fourth quarter of 2023, compared with a gain of $67 million in the previous quarter and a gain of $36 million in the fourth quarter of 2022. Results of the quarter are mainly derived from net foreign exchange gains of $144 million, mainly related to the positive effect of the devaluation of the Argentine peso over a net short exposure in that currency. This positive FX results were partially offset by $95 million loss from the change in the fair value of U.S. dollar-denominated Argentine bonds when distributed and disposed abroad. Additionally, our net cash position yield a net interest gain of $44 million in the quarter.

Equity in earnings of non-consolidated companies generated a gain of $57 million in the fourth quarter of 2023, compared to a loss of $110 million in the previous quarter and a gain of $13 million in the same period of 2022. The result of the previous quarter included a non-cash loss of $144 million from our investment in Usiminas.

Income tax result amounted to a gain of $177 million in the fourth quarter of 2023, compared to a charge of $278 million in the previous quarter and $258 million in the fourth quarter of 2022. The gain of the quarter is mainly explained by: i) the recognition of a deferred tax asset of $550 million as a result of new business activities to be carried out at subsidiaries with tax loss carry forwards, ii) a $190 million deferred tax liability recognized mainly related to foreign exchange devaluation in Argentina, due to the decline of the fiscal values related to fixed assets and inventory.

Cash Flow and Liquidity of 2023 Fourth Quarter

Net cash provided by operations during the fourth quarter of 2023 was $836 million, compared with $1,297 million in the previous quarter and $524 million in the fourth quarter of 2022. Working capital during the quarter increased by $66 million, mainly due to the increase in trade receivables, however operating working capital days declined to 134 at year end compared to 138 at the end of the previous quarter.

With capital expenditures of $167 million for the fourth quarter of 2023 ($170 million in the previous quarter and $108 million in the fourth quarter of 2022), during the quarter we had a positive free cash flow of $669 million. Additionally, during the quarter we paid $161 million (net of cash) for the acquisition of Mattr’s pipe coating business unit.

Following dividend payments of $235 million and share buybacks of $214 million during the quarter, our positive net cash position increased to $3.4 billion at December 31, 2023.

Analysis of 2023 Annual Results

Net sales ($ million)	12M 2023		12M 2022		Increase/(Decrease)
Tubes	14,185	95%	11,133	95%	27%
Others	684	5%	630	5%	9%
Total	14,869		11,763		26%

Tubes Sales volume (thousand metric tons)	12M 2023	12M 2022	Increase/(Decrease)
Seamless	3,189	3,146	1%
Welded	953	387	146%
Total	4,141	3,533	17%

Tubes	12M 2023	12M 2022	Increase/(Decrease)
(Net sales - $ million)
North America	7,572	6,796	11%
South America	3,067	2,213	39%
Europe	1,055	867	22%
Asia Pacific, Middle East and Africa	2,491	1,257	98%
Total net sales ($ million)	14,185	11,133	27%
Operating income ($ million)	4,183	2,867	46%
Operating margin (% of sales)	29.5%	25.8%

Net sales of tubular products and services increased 27% to $14,185 million in 2023, compared to $11,133 million in 2022, reflecting a 17% increase in volumes and a 9% increase in average selling prices. Volumes increased mainly in the AMEA region following the increase in activity and in South America mainly due to the delivery of welded line pipe for a gas pipeline in Argentina. Prices were higher in all regions.

Operating results from tubular products and services, amounted to a gain of $4,183 million in 2023, compared to a gain of $2,867 million in 2022 (which was net of a $63 million impairment charge). The improvement in operating results was driven by the recovery in shipment volumes and in prices which help to compensate the increase in costs.

Others	12M 2023	12M 2022	Increase/(Decrease)
Net sales ($ million)	684	630	9%
Operating income ($ million)	133	96	39%
Operating margin (% of sales)	19.5%	15.2%

Net sales of other products and services increased 9% from $630 million in 2022 to $684 million in 2023, which includes $77 million from the pipe coating business unit acquired from Mattr on November 30, 2023. Additionally, in 2023 we had higher sales from our oilfield services business in Argentina, sucker rods and coiled tubing services, which offset the decline in sales of excess raw materials and energy and pipes for plumbing applications in Italy.

Operating results from other products and services, amounted to a gain of $133 million in 2023, compared to $96 million in 2022. Results were mainly derived from our sucker rods business and our oilfield services business in Argentina.

Selling, general and administrative expenses, or SG&A, amounted to $1,919 million (12.9% of net sales), compared to $1,635 million (13.9%) in 2022. The 2023 increase in SG&A is mainly due to higher labor costs and logistic costs (freights and taxes), while they decrease as a percentage of sales.

Financial results amounted to a gain of $221 million in 2023, compared to a loss of $6 million in 2022.

2023 results are mainly derived from net foreign exchange gains of $209 million, mainly related to the positive effect of the devaluation of the Argentine peso over a net short exposure in that currency. These positive FX results were partially offset by a $95 million loss from the change in the fair value of U.S. dollar-denominated Argentine bonds when distributed and disposed abroad. Additionally, our net cash position yield a net interest gain of $107 million in the year.

Equity in earnings of non-consolidated companies generated a gain of $95 million in 2023, compared to $209 million in 2022. These results were mainly derived from our equity investment in Ternium (NYSE:TX). The result of 2023 includes a non-cash loss of $144 million from our investment in Usiminas ($26 million from our direct investment in Usiminas and $118 million from our indirect investment in Usiminas through Ternium), related to the fair value measurement of the shares and the result of recycling Ternium´s negative accumulated currency translation reserve to the income statement. In 2022 they included $34 million impairment charges on our participations in the joint venture with Severstal ($15 million) and in Usiminas ($19 million).

Income tax charge amounted to $675 million in 2023, compared to $617 million in 2022, reflecting the improvement in results in several subsidiaries and a net positive deferred tax effect of $194 million.

Cash Flow and Liquidity of 2023

Net cash provided by operations in 2023 was $4,395 million (including a $182 million reduction in working capital), compared to $1,167 million (net of $2,131 million used in working capital) in 2022.

With capital expenditures of $619 million, we had a positive free cash flow of $3,776 million in 2023, compared to $789 million in 2022. Additionally, in 2023 we invested $266 million in the acquisition of Mattr’s pipe coating business unit plus other acquisitions.

Following dividend payments of $637 million and share buybacks of $214 million during 2023, our positive net cash position increased to $3.4 billion at December 31, 2023 compared to $921 million at December 31, 2022.

Conference call

Tenaris will hold a conference call to discuss the above reported results, on February 22, 2024, at 09:30 a.m. (Eastern Time). Following a brief summary, the conference call will be opened to questions.

To listen to the conference please join through one of the following options:

ir.tenaris.com/events-and-presentations or

 https://edge.media-server.com/mmc/p/384xrvok

If you wish to participate in the Q&A session please register at the following link:

https://register.vevent.com/register/BIdf892e810d2749faba59c1f70a41aba7

Please connect 10 minutes before the scheduled start time.

A replay of the conference call will also be available on our webpage at:

ir.tenaris.com/events-and-presentations

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Consolidated Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended December 31,		Twelve-month period ended December 31,
	2023	2022	2023	2022

Net sales	3,414,930	3,620,210	14,868,860	11,762,526
Cost of sales	(2,120,591)	(2,063,969)	(8,668,915)	(7,087,739)
Gross profit	1,294,339	1,556,241	6,199,945	4,674,787
Selling, general and administrative expenses	(470,542)	(454,478)	(1,919,307)	(1,634,575)
Impairment charge	-	(76,725)	-	(76,725)
Other operating income (expense), net	(4,834)	(11,987)	35,770	(212)
Operating income	818,963	1,013,051	4,316,408	2,963,275
Finance income	63,621	37,756	213,474	80,020
Finance cost	(19,759)	(20,237)	(106,862)	(45,940)
Other financial results	49,249	18,127	114,365	(40,120)
Income before equity in earnings of non-consolidated companies and income tax	912,074	1,048,697	4,537,385	2,957,235
Equity in earnings of non-consolidated companies	56,859	12,701	95,404	208,702
Income before income tax	968,933	1,061,398	4,632,789	3,165,937
Income tax	176,848	(258,226)	(674,956)	(617,236)
Income for the period	1,145,781	803,172	3,957,833	2,548,701

Attributable to:
Shareholders' equity	1,129,098	807,318	3,918,065	2,553,280
Non-controlling interests	16,683	(4,146)	39,768	(4,579)
	1,145,781	803,172	3,957,833	2,548,701

Consolidated Statement of Financial Position

(all amounts in thousands of U.S. dollars)	At December 31, 2023		At December 31, 2022

ASSETS
Non-current assets
Property, plant and equipment, net	6,078,179		5,556,263
Intangible assets, net	1,377,110		1,332,508
Right-of-use assets, net	132,138		111,741
Investments in non-consolidated companies	1,608,804		1,540,646
Other investments	405,631		119,902
Deferred tax assets	789,615		208,870
Receivables, net	185,959	10,577,436	211,720	9,081,650
Current assets
Inventories, net	3,921,097		3,986,929
Receivables and prepayments, net	228,819		183,811
Current tax assets	256,401		243,136
Trade receivables, net	2,480,889		2,493,940
Derivative financial instruments	9,801		30,805
Other investments	1,969,631		438,448
Cash and cash equivalents	1,637,821	10,504,459	1,091,527	8,468,596
Total assets		21,081,895		17,550,246
EQUITY
Shareholders' equity		16,842,972		13,905,709
Non-controlling interests		187,465		128,728
Total equity		17,030,437		14,034,437
LIABILITIES
Non-current liabilities
Borrowings	48,304		46,433
Lease liabilities	96,598		83,616
Derivative financial instruments	255		-
Deferred tax liabilities	631,605		269,069
Other liabilities	271,268		230,142
Provisions	101,453	1,149,483	98,126	727,386
Current liabilities
Borrowings	535,133		682,329
Lease liabilities	37,835		28,561
Derivative financial instruments	10,895		7,127
Current tax liabilities	488,277		376,240
Other liabilities	422,645		260,614
Provisions	35,959		11,185
Customer advances	263,664		242,910
Trade payables	1,107,567	2,901,975	1,179,457	2,788,423
Total liabilities		4,051,458		3,515,809
Total equity and liabilities		21,081,895		17,550,246

Consolidated Statement of Cash Flows

	Three-month period ended December 31,		Twelve-month period ended December 31,
(all amounts in thousands of U.S. dollars)	2023	2022	2023	2022

Cash flows from operating activities
Income for the year	1,145,781	803,172	3,957,833	2,548,701
Adjustments for:
Depreciation and amortization	156,347	179,135	548,510	607,723
Impairment charge	-	76,725	-	76,725
Income tax accruals less payments	(277,559)	139,061	(143,391)	257,651
Equity in earnings of non-consolidated companies	(56,859)	(12,701)	(95,404)	(208,702)
Interest accruals less payments, net	(8,554)	(3,672)	(53,480)	1,480
Changes in provisions	(651)	7,164	21,284	16,433
Reclassification of currency translation adjustment reserve	(878)	-	(878)	(71,252)
Changes in working capital	(65,697)	(682,115)	182,428	(2,131,245)
Others, including net exchange differences	(56,195)	17,173	(21,829)	69,703
Net cash provided by operating activities	835,735	523,942	4,395,073	1,167,217

Cash flows from investing activities
Capital expenditures	(166,820)	(107,646)	(619,445)	(378,446)
Changes in advance to suppliers of property, plant and equipment	834	(13,108)	1,736	(18,901)
Acquisition of subsidiaries, net of cash acquired	(161,238)	-	(265,657)	(4,082)
Investment in companies under cost method	(1,126)	-	(1,126)	-
Additions to associated companies	-	-	(22,661)	-
Loan to joint-ventures	(1,092)	-	(3,754)	-
Proceeds from disposal of property, plant and equipment and intangible assets	3,858	1,690	12,881	48,458
Dividends received from non-consolidated companies	25,268	20,674	68,781	66,162
Changes in investments in securities	740,153	38,079	(1,857,272)	123,254
Net cash provided by (used in) investing activities	439,837	(60,311)	(2,686,517)	(163,555)

Cash flows from financing activities
Dividends paid	(235,128)	(200,658)	(636,511)	(531,242)
Dividends paid to non-controlling interest in subsidiaries	-	-	(18,967)	(10,432)
Changes in non-controlling interests	-	2,099	3,772	(1,407)
Acquisition of treasury shares	(213,739)	-	(213,739)	-
Payments of lease liabilities	(15,524)	(13,560)	(51,492)	(52,396)
Proceeds from borrowings	365,455	161,785	1,723,677	1,511,503
Repayments of borrowings	(406,774)	(300,783)	(1,931,747)	(1,094,370)
Net cash used in financing activities	(505,711)	(351,117)	(1,125,007)	(178,344)

Increase in cash and cash equivalents	769,861	112,514	583,549	825,318

Movement in cash and cash equivalents
At the beginning of the year	864,012	990,803	1,091,433	318,067
Effect of exchange rate changes	(17,276)	(11,883)	(58,385)	(51,952)
Increase in cash and cash equivalents	769,861	112,514	583,549	825,318
At December 31,	1,616,597	1,091,434	1,616,597	1,091,433

Exhibit I – Alternative performance measures

Alternative performance measures should be considered in addition to, not as substitute for or superior to, other measures of financial performance prepared in accordance with IFRS.

EBITDA, Earnings before interest, tax, depreciation and amortization.

EBITDA provides an analysis of the operating results excluding depreciation and amortization and impairments, as they are recurring non-cash variables which can vary substantially from company to company depending on accounting policies and the accounting value of the assets. EBITDA is an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation. EBITDA is widely used by investors when evaluating businesses (multiples valuation), as well as by rating agencies and creditors to evaluate the level of debt, comparing EBITDA with net debt.

EBITDA is calculated in the following manner:

EBITDA = Net income for the period + Income tax charges +/- Equity in Earnings (losses) of non-consolidated companies +/- Financial results + Depreciation and amortization +/- Impairment charges/(reversals)

EBITDA is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	Three-month period ended December 31,		Twelve-month period ended December 31,
	2023	2022	2023	2022
Income for the period	1,145,781	803,172	3,957,833	2,548,701
Income tax charge / (credit)	(176,848)	258,226	674,956	617,236
Equity in earnings of non-consolidated companies	(56,859)	(12,701)	(95,404)	(208,702)
Financial results	(93,111)	(35,646)	(220,977)	6,040
Depreciation and amortization	156,347	179,135	548,510	607,723
Impairment charge	-	76,725	-	76,725
EBITDA	975,310	1,268,911	4,864,918	3,647,723

Free Cash Flow

Free cash flow is a measure of financial performance, calculated as operating cash flow less capital expenditures. FCF represents the cash that a company is able to generate after spending the money required to maintain or expand its asset base.

Free cash flow is calculated in the following manner:

Free cash flow = Net cash (used in) provided by operating activities - Capital expenditures.

Free cash flow is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	Three-month period ended December 31,		Twelve-month period ended December 31,
	2023	2022	2023	2022
Net cash provided by operating activities	835,735	523,942	4,395,073	1,167,217
Capital expenditures	(166,820)	(107,646)	(619,445)	(378,446)
Free cash flow	668,915	416,296	3,775,628	788,771

Net Cash / (Debt)

This is the net balance of cash and cash equivalents, other current investments and fixed income investments held to maturity less total borrowings. It provides a summary of the financial solvency and liquidity of the company. Net cash / (debt) is widely used by investors and rating agencies and creditors to assess the company’s leverage, financial strength, flexibility and risks.

Net cash/ debt is calculated in the following manner:

Net cash = Cash and cash equivalents + Other investments (Current and Non-Current)+/- Derivatives hedging borrowings and investments - Borrowings (Current and Non-Current).

Net cash/debt is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2023	2022
Cash and cash equivalents	1,637,821	1,091,527
Other current investments	1,969,631	438,448
Non-current investments	398,220	113,574
Derivatives hedging borrowings and investments	-	6,480
Current borrowings	(535,133)	(682,329)
Non-current borrowings	(48,304)	(46,433)
Net cash / (debt)	3,422,235	921,267

Operating working capital days

Operating working capital is the difference between the main operating components of current assets and current liabilities. Operating working capital is a measure of a company’s operational efficiency, and short-term financial health.

Operating working capital days is calculated in the following manner:

Operating working capital days = [(Inventories + Trade receivables – Trade payables – Customer advances) / Annualized quarterly sales ] x 365

Operating working capital days is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	Three-month period ended December 31,
	2023	2022
Inventories	3,921,097	3,986,929
Trade receivables	2,480,889	2,493,940
Customer advances	(263,664)	(242,910)
Trade payables	(1,107,567)	(1,179,457)
Operating working capital	5,030,755	5,058,502
Annualized quarterly sales	13,659,720	14,480,840
Operating working capital days	134	128